Alston&Bird llp

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

Mitra Surrell               Direct Dial: 202-239-3685               E-mail: mitra.surrell@alston.com

November 5, 2015

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Michelle Roberts

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 249 to the Trust’s Registration Statement on Form N-1A, filed on September 15, 2015

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on October 28, 2015, relating to Post-Effective Amendment No. 249 to the Trust’s Registration Statement on Form N-1A filed on September 15, 2015 regarding the Balter European L/S Small Cap Fund (the “Fund”), a series of the Trust. A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

General Comment

Comment #1

General comment, please include standard Tandy representation language.

U.S. Securities and Exchange Commission

November 5, 2015

Response #1

We have included the language below providing that the Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Prospectus

Summary Section – Fees and Expenses of the Fund

Comment #2

The staff notes that the Fund’s investment strategy includes short sales, please confirm that “Other Expenses” include an estimate for interest and dividends on securities sold short paid by the Fund in short sale transactions.

Response #2

The Registrant confirms that “Other Expenses” will include an estimate for interest and dividends on securities sold short paid by the Fund in short sale transactions.

Summary Section - Principal Investment Strategies

Comment #3

Please confirm that for the purposes of the Fund’s 80% investment policy any derivative instruments will be valued at market value rather than notional value.

Response #3

The Registrant confirms that for the purposes of the Fund’s 80% investment policy any derivative instruments will be valued at market value rather than notional value.

Comment #4

The range for which the Fund currently defines small capitalization countries is currently stated in Euros, please provide the range in dollars (Euros can be given secondarily). Please make the change throughout the document.

U.S. Securities and Exchange Commission

November 5, 2015

Response #4

The Registrant has made the requested change. Please see the revised disclosure below:

The Adviser currently defines small capitalization companies as those that at time of purchase have capitalizations of between $160 million to $5.5 billion (€150 million - €5 billion).

Comment #5

Please provide the corporate identity of the Fund’s sub-adviser in the Principal Investment Strategies section.

Response #5

The Registrant has made the requested change in the first sentence of the last paragraph in the “Principal Investment Strategies” section. Please see the revised disclosure below:

The Fund’s sub-adviser, S.W. Mitchell Capital LLP (the “Sub-Adviser”), believes that European stock markets are inefficient and that substantial value can be created by employing fundamentally driven company research.

Comment #6

In the last sentence of the last paragraph in the Principal Investment Strategies section, it states “The Fund aims to maximize the value of the Sub-Adviser’s research.” Please add disclosure elaborating on this statement, here and in the Statutory section.

Response #6

The Registrant has deleted the sentence both in the Summary and Statutory sections of the Prospectus.

Summary Section—Performance

Comment #7

The prior performance should disclose clearly that the prior performance was achieved by the sub-adviser while at a previous firm.

Response #7

The Registrant believes that the current disclosure is sufficient. The Fund’s sub-adviser, S.W. Mitchell Capital LLP (the “Sub-Adviser”) will manage the Fund and

U.S. Securities and Exchange Commission

November 5, 2015

managed the Predecessor Fund as clearly described in the current disclosure. The prior performance of the Predecessor Fund was achieved by the Sub-Adviser; it was not achieved at a previous firm. Please see the third and fourth sentences of the first paragraph in the current disclosure below:

The Fund is the successor to the S.W. Mitchell Small Cap European Fund, L.P. (the “Predecessor Fund”), which transferred its assets to the Institutional Share Class of the Fund in connection with the Fund’s commencement of operations. The Sub-Adviser managed the Predecessor Fund, and the Fund’s investment policies, objective, guidelines and restrictions are, in all material respects, equivalent to those of the Predecessor Fund.

Comment #8

The Prospectus states that Fund will offer both Institutional and Investor Class shares, why does the sentence only refer to Institutional Class shares.

Response #8

The Registrant believes that the current disclosure is sufficient. The Predecessor Fund will be converted into the Fund’s Institutional Class shares. Therefore, only the Institutional Class shares will have a prior history. Conversion into a single initial share class is standard in private fund conversions and the depiction is identical to other conversions of private funds into a registered fund.

Comment #9

Where you state, “The Predecessor Fund’s performance has been adjusted to reflect the annual deduction of anticipated fees and expenses applicable to the Institutional Class Shares.” Please confirm that gross fees and expenses of the Fund are being used as opposed to actual fees and expenses of the Predecessor Fund.

Response #9

The Registrant confirms that gross fees and expenses of the Fund are being used as opposed to actual fees and expenses of the Predecessor Fund.

Comment #10

If performance was calculated in a method other than a method other than the standard SEC method provided in Form N-1A please disclose how is differs.

U.S. Securities and Exchange Commission

November 5, 2015

Response #10

The Registrant confirms that performance was not calculated using an alternative method to the standard SEC method.

Comment #11

The Fund should include in the SAI at least two years of audited financial statements and the financial statements should be compliance with Reg. S-X including a full schedule of investments and financial highlights.

Response #11

The Registrant confirms that the Fund will include in the SAI at least two years of audited financial statements and the financial statements will be compliance with Reg. S-X and will include a full schedule of investments and financial highlights.

Comment #12

Please add Investor Class shares to the prior performance table and include the adjustment for fees and expenses as done with Institutional Class.

Response #12

We believe the current disclosure is sufficient. As stated in the Registrant’s response to Comment #8, the Predecessor Fund will be converted into the Fund’s Institutional Class shares. Therefore, only the Institutional Class shares will have a prior history. Conversion into a single initial share class is standard in private fund conversions and the depiction is identical to other conversions of private funds into a registered fund.

Comment #13

Please describe the background of the Predecessor Fund, including when and why the Predecessor Fund was created.

Response #13

The Predecessor Fund is a Cayman limited partnership, managed by the Sub-Adviser, which operates as an open-end investment fund whose investment objective is to generate absolute returns for investors by investing both long and short in small and mid-cap European equities. The Predecessor Fund may invest in all securities and instruments, including listed and unlisted European equity securities, debt securities, options, warrants, convertibles and other derivative instruments. The Predecessor Fund was offered to a limited number of US qualified purchaser investors on a private placement basis in reliance on the safe harbor provisions of Regulation D, and discloses reliance on

U.S. Securities and Exchange Commission

November 5, 2015

the exclusion from the definition of investment company provided by Section 3(c)(7) of the Investment Company Act of 1940, as amended. The Predecessor Fund commenced operations on October 31, 2007.

Comment #14

Please state whether the Adviser managed any other accounts that were materially equivalent to the Fund. Were these other accounts converted to registered companies and if not, why not? Also, the Registrant should explain why the Predecessor Fund has chosen to be registered and if any other materially equivalent account had lower performance as compared with the predecessor account.

Response #14

The Registrant confirms that along with the Predecessor Fund, the Sub-Adviser also manages a UCITS Fund, the SWMC Small Cap European Fund (the “UCITS Fund”). The UCITS Fund is a European registered product, which is offered in Europe and managed in a materially equivalent manner as the Fund (the “UCITS Fund”). The UCITS Fund is not converting because of different distribution channels, the Fund will be marketed and offered in the US and the UCITS Fund provides a product for the European market. There are no other accounts that the Sub-Adviser manages that are similar to the Fund. The Sub-Adviser will continue to manage the UCITS Fund which will be run pari passu with the Fund.

Comment #15

Please state whether the Predecessor Fund transferred substantially of its portfolio securities or whether it has transferred only a portion of its assets to the registered fund.

Response #15

The Registrant confirms that the Predecessor Fund will transfer substantially all of its portfolio securities to the registered fund.

Comment #16

Please state whether the Adviser believes that the Predecessor Fund could have complied with subchapter M of the Internal Revenue Code.

U.S. Securities and Exchange Commission

November 5, 2015

Response #16

The Registrant confirms that although the Predecessor Fund was not a registered investment company and thus not taxed as a regulated investment company under Subchapter M, the Predecessor Fund invested in a manner materially equivalent to the Fund and could have complied with Subchapter M of the Internal Revenue Code.

Investment Strategies, Related Risks and Disclosure of Portfolio Holdings—Principal Investment Strategies

Comment #17

Under the heading “Temporary Defensive Positions,” the Registrant states that it may take temporary defensive positions including total return swaps, please confirm that the appropriate amount of assets will be segregated in accordance with the principles (i) outlined in a Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute, (ii) interpretations of the SEC or its staff in reference to Investment Company Release No. IC-10666, and (iii) evolving principles invoked in “Use of Derivatives by Investment Companies under the Investment Company Act of 1940,” Concept Release No. IC-29776.

Response #17

The Registrant confirms that the appropriate amount of assets will be segregated in accordance with the above cited principles.

Comment #18

Under the heading “Temporary Defensive Positions,” if the Fund will write credit default swaps please confirm to the staff that the Fund will segregate the full notional amount of the credit default swap to cover its obligation.

Response #18

The Registrant confirms that it will segregate the full notional amount of the credit default swap to cover its obligation.

U.S. Securities and Exchange Commission

November 5, 2015

***

The Registrant has authorized Alston & Bird LLP to convey to you that the Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact Mitra Surrell at (202) 239-3685 or David Baum at (202) 239-3346.

Sincerely,

/s/ Mitra Surrell

Mitra Surrell